United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 02)*

OMB Number 3235-0145
Flagstone Reinsurance Holdings Limited
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
G3529T105
(CUSIP Number)
Marissa Costales
Silver Creek Capital Management LLC
1301 Fifth Avenue, 40th Floor
Seattle,  Washington  98101
206-774-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  SILVER CREEK CAPITAL MANAGEMENT LLC
  98-0481623

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Washington

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  0

  Shared Voting Power

  9,225,758 Common Shares

  Sole Dispositive Power

  0

  Shared Dispositive Power

  9,225,758 Common Shares

  Aggregate Amount Beneficially Owned by Each Reporting Person

  9,225,758 Common Shares

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  10.9%

  Type of Reporting Person (See Instructions)

  IA

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Silver Creek Low Vol Fund A, L.L.C.

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Source of Funds (See Instructions)

  WC

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  0

  Shared Voting Power

  4,422,766 Common Shares

  Sole Dispositive Power

  0

  Shared Dispositive Power

  4,422,766 Common Shares

  Aggregate Amount Beneficially Owned by Each Reporting Person

  4,422,766 Common Shares

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  5.2%

  Type of Reporting Person (See Instructions)

  OO

Footnotes:

This Schedule 13D is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Silver Creek Capital Management LLC, a Washington limited liability company (the "Management Company") and Silver Creek Low Vol Fund A, L.L.C., a Delaware limited liability company (“LVA” and together with the Management Company, the “Reporting Persons”). The Management Company is the managing member of LVA and serves as its adviser. This Schedule 13D relates to the Common Shares, par value $0.01 per share, of Flagstone Reinsurance Holdings Ltd, a Bermuda exempted company (the "Company"). Unless the context otherwise requires, references herein to the "Common Shares" are to such Common Shares of the Company. The Management Company is also the investment manager or adviser to a variety of other private investment funds not including LVA which own shares of Common Shares of the Company (the “Private Funds” and together with LVA, the “Funds”). LVA and the Private Fund directly own the Common Shares to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Shares by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Shares.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Shares of the Company and is being filed pursuant to Rules 13d-2(a) and under the Exchange Act. The address of the principal executive offices of the Company is 23 Church Street, Hamilton, HM 11, Bermuda.

Item 2. Identity and Background

  Name

  This statement is filed by the Reporting Persons. The Management Company is organized as a limited liability company under the laws of the State of Washington. LVA is organized as a limited liability company under the laws of the State of Delaware.

  Residence or Business Address

  The address of the principal business and principal office of the Reporting Persons is 1301 Fifth Avenue, 40th Floor, Seattle, Washington, 98101.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  The principal business of the Management Company is to serve as investment manager or adviser to LVA as well as the Private Funds and other affiliated private investment funds, and to control the investing and trading in securities of such entities. The principal business of LVA and the Private Funds is to invest and trade in securities.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship

  The Management Company is a Washington limited liability company.

  LVA is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

A certain Private Fund sold 2,000,000 shares of Common Shares of the Company back to the Company pursuant to that certain share purchase agreement dated as of August 13, 2009 (such agreement, the “Share Purchase Agreement” and such transaction, the “Transaction”).

Item 4. Purpose of Transaction

The purpose of the Transaction was to reduce the exposure of the seller Private Fund to the Issuer and to generate cash proceeds to be used for investment and/or other operational purposes. The Management Company may cause the Funds to make acquisitions of Common Shares from time to time or to further dispose of any or all of the shares of Common Shares held by the Funds.

The Reporting Persons are engaged in the investment business. In pursuing this business, the Management Company may analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  As of the date of this Schedule 13D, the Management Company beneficially owns 9,225,758 shares (the “Shares”) of Common Shares. The Management Company has dispositive power over such holdings. The Shares represent 10.9% of the 84,864,844 shares of Common Shares outstanding as of June 30, 2009, as reported in the Company's Form 10-Q for the quarterly period ending June 30, 2009. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

  As of the date of this Schedule 13D, LVA directly beneficially owns 4,422,766 shares of Common Shares, which represents 5.2% of the outstanding shares of Common Shares.

  None of the Private Funds own a number of shares of Common Shares representing more than 5% of the total outstanding shares of Common Shares.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  The Management Company has dispositive power over the 9,225,758 shares of Common Shares held directly by the Funds.

  As the managing member of LVA, the Management Company has dispositive power over the 4,422,766 shares of Common Shares held directly by LVA.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  Except as set forth below, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
8/13/09	(2,000,000)	*

  * On August 13, 2009, a certain Private Fund sold 2,000,000 shares of Common Shares of the Company back to the Company pursuant to the Share Purchase Agreement.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

Pursuant to the Share Purchase Agreement, a certain Private Fund sold 2,000,000 shares of Common Shares of the Company back to the Company on August 13, 2009.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2009
Date
Silver Creek Capital Management LLC
/s/ Eric E. Dillon
Signature
Eric E. Dillon
Manager
Name / Title
Silver Creek Low Vol Fund A, L.L.C., by its managing member, Silver Creek Capital Management LLC
/s/ Eric E. Dillon
Signature
Eric E. Dillon
Manager, Silver Creek Capital Management LLC
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)